

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Mr. S. Jeffrey Johnson
Chief Executive Officer
Circle Star Energy Corp.
7065 Confederate Park Road, Suite 102
Fort Worth, Texas 76108

  Re: **Circle Star Energy Corp.**
    Form 10-K for the Fiscal Year ended April 30, 2013
    Filed August 13, 2013
    File No. 000-53868

Dear Mr. Johnson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended April 30, 2013

Glossary of Terms, page 5

1. Please revise the definitions relating to proved developed reserves and proved undeveloped reserves presented on page 7 to conform to the current definitions set forth in Rule 4-10(a) of Regulation S-X. For guidance in revising your definitions, please refer to the definition for developed oil and gas reserves under Rule 4-10(a)(6) and the definition for undeveloped oil and gas reserves under Rule 4-10(a)(31).

Properties, page 16

Proved Oil and Gas Reserves, page 17

2.   Based on the tabular disclosure provided on page 17, there appears to be a material change in proved undeveloped reserves compared to the disclosure of such reserves in the Form 10-K for your fiscal year ended April 30, 2012. As stated in Item 1203(b) of Regulation S-K, you are required to disclose "material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves." Please expand your disclosure relating to the material changes in proved undeveloped reserves to present the changes relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed.

3.   Please refer to Item 1203(c) of Regulation S-K which requires that you include within your disclosure a discussion of "investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." Accordingly, you should provide a narrative about the progress you have made during the year to convert your proved undeveloped reserves to developed, also specifying the capital expenditures incurred in converting such reserves.

4.   Given the requirements of Item 1203(d) of Regulation S-K, please submit the disclosure revisions that you propose to clarify the extent to which the proved undeveloped reserves reported as of April 30, 2013 are not expected to be developed within five years since your initial disclosure of these reserves and the reasons for any delay.

On-Going Activities, page 14

Kansas, page 14

5.   Please specify the extent to which the producing wells located in Kansas, as noted from your disclosure on page 16, have proved reserves as of April 30, 2013.

Properties, page 16

Drilling Activity, page 19

6.   Please disclose the number of net productive and dry development wells drilled during the year to comply with Item 1205(a)(2) of Regulation S-K.

Acreage, page 20

7.   Based on the tabular presentation of your acreage on page 20, it appears that the majority of your acreage is undeveloped. Please expand your disclosure to present the expiration

dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Financial Statements, page 30

Note 12 - Supplemental Oil and Gas Disclosures (Unaudited), page 55

Oil and Gas Reserve Information, page 55

8.   Please expand your disclosure regarding changes in proved reserves to include the reasons for significant revisions of previous estimates and extensions, discoveries and other additions to comply with FASB ASC paragraph 932-235-50-5.

9.   Please expand your disclosure to quantify your proved undeveloped reserves for the periods ending April 30, 2012 and 2013 to comply with the presentation requirements set forth in FASB ASC paragraph 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows, page 55

10.   You disclose that the commodity prices presented on page 57 are inclusive of adjustments for quality and location. However, information provided in Exhibit 99.1 indicates these prices are the initial benchmark prices before the adjustments. Please resolve this apparent inconsistency.

Exhibit 99.1

11.   We note the reserve report lists the following items (1) summary economic projections of reserves and cash flow for proved reserves, (2) one-line summaries of basic economic data and reserves for each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property. These items do not appear to have been included in Exhibit 99.1. If you intend to include this supplemental information, please obtain and file a revised report from your engineers to render the report complete. For additional guidance about the required content of the third party report, please refer to Item 1202(a)(8) of Regulation S-K, also paragraph 3(e) on page 72 of section IV.B of the Modernization of Oil and Gas Reporting, Final Rule, available on our website at the following address: http://www.sec.gov/rules/final/2008/33-8995.pdf.

12.   We understand that the reserves report has been prepared using the SEC reserves definitions. However, the definitions included as an attachment to the report are those of the SPE/WPC/AAPG/SPEE. Please obtain and file a revised report from your engineers presenting the definitions set forth in Rule 4-10(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3686 if you have other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief